UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

DITECH HOLDING CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title and Class of Securities)

25501G105

(CUSIP Number)

J. Richard Atwood

First Pacific Advisors, LP

11601 Wilshire Blvd.

Suite 1200

Los Angeles, CA 90025

(310) 473-0225

with a copy to:

Douglas A. Rappaport, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2018

(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. 25501G105

(1)	Name of Reporting Persons: First Pacific Advisors, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,107,452 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,107,452 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,107,452 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 28.9% (2)
(14)	Type of Reporting Person (See Instructions): IA, PN

(1)

Includes 1,251,499 shares of common stock of Ditech Holding Corporation (the “Issuer”) issuable upon the conversion of shares of Mandatorily Convertible Preferred Stock, 472,319 shares of common stock of the Issuer issuable upon the exercise of Series A Warrants and 374,771 shares of common stock of the Issuer issuable upon the exercise of Series B Warrants.

(2)

Based on 5,189,300 shares of common stock of the Issuer outstanding as of November 9, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2018, plus 1,251,499 shares of common stock of the Issuer issuable upon the conversion of shares of Mandatorily Convertible Preferred Stock, 472,319 shares of common stock of the Issuer issuable upon the exercise of Series A Warrants and 374,771 shares of common stock of the Issuer issuable upon the exercise of Series B Warrants.

Schedule 13D

CUSIP No. 25501G105

(1)	Name of Reporting Persons: FPA Crescent Fund, a series of FPA Funds Trust
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,925,189 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,925,189 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,925,189 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 27.1% (2)
(14)	Type of Reporting Person (See Instructions): IV

(1)

Includes 1,144,001 shares of common stock of the Issuer issuable upon the conversion of shares of Mandatorily Convertible Preferred Stock, 430,887 shares of common stock of the Issuer issuable upon the exercise of Series A Warrants and 341,900 shares of common stock of the Issuer issuable upon the exercise of Series B Warrants.

(2)

Based on 5,189,300 shares of common stock of the Issuer outstanding as of November 9, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2018, plus 1,144,001 shares of common stock of the Issuer issuable upon the conversion of shares of Mandatorily Convertible Preferred Stock, 430,887 shares of common stock of the Issuer issuable upon the exercise of Series A Warrants and 341,900 shares of common stock of the Issuer issuable upon the exercise of Series B Warrants.

Schedule 13D

CUSIP No. 25501G105

(1)	Name of Reporting Persons: FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 28,333 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 28,333 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,333 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.5% (2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Includes 15,798 shares of common stock of the Issuer issuable upon the exercise of Series A Warrants and 12,535 shares of common stock of the Issuer issuable upon the exercise of Series B Warrants.
(2)

Based on 5,189,300 shares of common stock of the Issuer outstanding as of November 9, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2018, plus 15,798 shares of common stock of the Issuer issuable upon the exercise of Series A Warrants and 12,535 shares of common stock of the Issuer issuable upon the exercise of Series B Warrants.

Schedule 13D

CUSIP No. 25501G105

(1)	Name of Reporting Persons: J. Richard Atwood
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,107,452 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,107,452 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,107,452 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 28.9% (2)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)

Includes 1,251,499 shares of common stock of the Issuer issuable upon the conversion of shares of Mandatorily Convertible Preferred Stock, 472,319 shares of common stock of the Issuer issuable upon the exercise of Series A Warrants and 374,771 shares of common stock of the Issuer issuable upon the exercise of Series B Warrants.

(2)

Based on 5,189,300 shares of common stock of the Issuer outstanding as of November 9, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2018, plus 1,251,499 shares of common stock of the Issuer issuable upon the conversion of shares of Mandatorily Convertible Preferred Stock, 472,319 shares of common stock of the Issuer issuable upon the exercise of Series A Warrants and 374,771 shares of common stock of the Issuer issuable upon the exercise of Series B Warrants.

Schedule 13D

CUSIP No. 25501G105

(1)	Name of Reporting Persons: Steven T. Romick
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,107,452 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,107,452 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,107,452 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 28.9% (2)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)

Includes 1,251,499 shares of common stock of the Issuer issuable upon the conversion of shares of Mandatorily Convertible Preferred Stock, 472,319 shares of common stock of the Issuer issuable upon the exercise of Series A Warrants and 374,771 shares of common stock of the Issuer issuable upon the exercise of Series B Warrants.

(2)

Based on 5,189,300 shares of common stock of the Issuer outstanding as of November 9, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2018, plus 1,251,499 shares of common stock of the Issuer issuable upon the conversion of shares of Mandatorily Convertible Preferred Stock, 472,319 shares of common stock of the Issuer issuable upon the exercise of Series A Warrants and 374,771 shares of common stock of the Issuer issuable upon the exercise of Series B Warrants.

Schedule 13D

CUSIP No. 25501G105

(1)	Name of Reporting Persons: Brian A. Selmo
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,107,452 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,107,452 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,107,452 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 28.9% (2)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)

Includes 1,251,499 shares of common stock of the Issuer issuable upon the conversion of shares of Mandatorily Convertible Preferred Stock, 472,319 shares of common stock of the Issuer issuable upon the exercise of Series A Warrants and 374,771 shares of common stock of the Issuer issuable upon the exercise of Series B Warrants.

(2)

Based on 5,189,300 shares of common stock of the Issuer outstanding as of November 9, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2018, plus 1,251,499 shares of common stock of the Issuer issuable upon the conversion of shares of Mandatorily Convertible Preferred Stock, 472,319 shares of common stock of the Issuer issuable upon the exercise of Series A Warrants and 374,771 shares of common stock of the Issuer issuable upon the exercise of Series B Warrants.

Schedule 13D

CUSIP No. 25501G105

(1)	Name of Reporting Persons: Mark Landecker
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,079,119 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,079,119 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,079,119 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 28.6% (2)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)

Includes 1,251,499 shares of common stock of the Issuer issuable upon the conversion of shares of Mandatorily Convertible Preferred Stock, 456,521 shares of common stock of the Issuer issuable upon the exercise of Series A Warrants and 362,236 shares of common stock of the Issuer issuable upon the exercise of Series B Warrants.

(2)

Based on 5,189,300 shares of common stock of the Issuer outstanding as of November 9, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2018, plus 1,251,499 shares of common stock of the Issuer issuable upon the conversion of shares of Mandatorily Convertible Preferred Stock, 456,521 shares of common stock of the Issuer issuable upon the exercise of Series A Warrants and 362,236 shares of common stock of the Issuer issuable upon the exercise of Series B Warrants.

Amendment No. 3 to Schedule 13D

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by First Pacific Advisors, LLC, FPA Crescent Fund, a series of FPA Funds Trust (“FPA Crescent Fund”), FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC (“FPA Value Partners”), J. Richard Atwood, Steven T. Romick, Brian A. Selmo, and Mark Landecker (collectively, the “Reporting Persons”) on February 21, 2018, as amended by Amendment No. 1 filed on October 26, 2018 and Amendment No. 2 filed on October 30, 2018. This Amendment No. 3 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

This Amendment No. 3 is being filed to report dispositions of beneficial ownership of Common Stock in an amount equal to 1% or more of the Issuer’s outstanding shares of Common Stock since the Reporting Persons’ previous Schedule 13D filing. Consistent with their investment purpose, the Reporting Persons may make, or cause, further dispositions of beneficial ownership of Common Stock from time to time depending on market conditions and other factors. In addition, the Reporting Persons may acquire, or cause to be acquired, additional beneficial ownership of shares of Common Stock depending on market conditions and other factors.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer, engage in any hedging or similar transactions with respect to the Issuer’s securities, or may determine to sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision. The Reporting Persons may engage in communications with one or more officers, members of the Issuer’s Board of Directors, representatives, shareholders of the Issuer and other relevant parties regarding the Issuer’s business and certain initiatives, which could include one or more of the items in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

Set forth below is the aggregate number of securities of the Issuer directly held, as of the date hereof, by each of the following FPA investment advisory clients.

Holder	Total Number of Shares
FPA Crescent Fund	8,401 shares of Common Stock, 430,887 Series A Warrants, 341,900 Series B Warrants and 9,950 shares of Mandatorily Convertible Preferred Stock

Managed Accounts	462 shares of Common Stock, 25,634 Series A Warrants, 20,336 Series B Warrants and 935 shares of Mandatorily Convertible Preferred Stock

FPA Value Partners	15,798 Series A Warrants and 12,535 Series B Warrants

As the investment adviser of FPA Crescent Fund, the Managed Accounts and FPA Value Partners (collectively, the “FPA Clients”), FPA may be deemed to share voting and/or investment power over the securities of the Issuer held by the FPA Clients and therefore may be deemed to beneficially own such securities.

(c) Except as disclosed in Exhibit 99.1 or in previous amendments to Schedule 13D, there have been no transactions in securities of the Issuer during the 60 days prior to the date hereof by any of the Reporting Persons. Exhibit 99.1 is incorporated herein by reference.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. The investors in each of the FPA Clients for which FPA acts as Manager and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer held for the accounts of their respective funds in accordance with their respective investment percentages in their respective funds.

(e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Transactions in securities of the Issuer effected in the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 10, 2018

First Pacific Advisors, LP

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Director of General Partner

FPA Crescent Fund, a series of FPA Funds Trust

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	President

FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC

By:	First Pacific Advisors, LP, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Director of General Partner

J. Richard Atwood

By:	/s/ J. Richard Atwood

Steven T. Romick

By:	/s/ Steven T. Romick

Brian A. Selmo

By:	/s/ Brian A. Selmo

Mark Landecker

By:	/s/ Mark Landecker